Exhibit 99.3

ANNUAL GENERAL MEETING APRIL 14, 2017 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 14, 2017 AT 9:00 A.M. CEST AT RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2016

a. Application of the remuneration policy in 2016 (discussion only item)

b. Policy on additions to reserves and on dividends (discussion only item)

c. Adoption of the 2016 Annual Financial Statements (voting item)

d. Determination and distribution of dividend (voting item)

e. Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Sergio Marchionne (voting item)

b. Re-appointment of Richard J. Tobin (voting item)

c. Re-appointment of Mina Gerowin (voting item)

d. Re-appointment of Suzanne Heywood (voting item)

e. Re-appointment of Léo W. Houle (voting item)

f. Re-appointment of Peter Kalantzis (voting item)

g. Re-appointment of John B. Lanaway (voting item)

h. Re-appointment of Silke C. Scheiber (voting item)

i. Re-appointment of Guido Tabellini (voting item)

j. Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

k. Re-appointment of Jacques Theurillat (voting item)

4.	REPLACEMENT OF THE EXISTING DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

5.	AMENDMENT TO THE NON-EXECUTIVE DIRECTORS’ COMPENSATION PLAN AND CONSEQUENT AMENDMENT OF THE REMUNERATION POLICY (VOTING ITEM)

6.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1:  Opening

The chairman of the meeting will open the Annual General Meeting of shareholders.

Item 2:  Annual Report 2016

2a Application of the remuneration policy in 2016 (discussion only item)

The director’s remuneration report for 2016 is contained in the Company’s Annual Report and complies with the remuneration policy adopted by the shareholders at the Annual General Meeting held in 2014. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2b Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2016 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the Annual General Meeting of shareholders (in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”)) the Board proposes to shareholders to distribute a dividend in cash of €0.11 per outstanding common share.

2c Adoption of the 2016 Annual Financial Statements (voting item)

The executive directors of the Company will give a presentation of the development of the business and results achieved in 2016. Further, the Report on Operations will be discussed, for which reference is made to the relevant sections of the Annual Report.

The Company’s 2016 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2016 Annual Financial Statements are adopted by the Annual General Meeting of shareholders.

2d Determination and distribution of dividend (voting item)

The Board of Directors recommends to shareholders the distribution of a dividend of €0.11 per common share, totaling €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017).

The outstanding common shares will be quoted ex-dividend from April 24, 2017; the record date for the dividend shall be April 25, 2017 on MTA and April 26, 2017 on NYSE (due to the different settlement cycles of the two regulated markets). It is expected that the dividend on the outstanding common shares will be paid on May 2, 2017.

2e Release from liability of the executive directors and the non-executive directors of the Board (voting item)

The Annual General Meeting of shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3:  Re-appointment of the executive directors and of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first Annual General Meeting of shareholders is held in the following calendar year. Each executive director and each non-executive director may be re-appointed at any subsequent Annual General Meeting of shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board must consist of persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and gender are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be confirmed at eleven, a number deemed appropriate for the effective functioning of the Board and its Committees. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept a re-appointment.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2018. The directors’ remuneration will comply with the Remuneration Policy adopted by the shareholders at the Annual General Meeting held in 2014.

3a Re-appointment of Sergio Marchionne (voting item)

3b Re-appointment of Richard J. Tobin (voting item)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Sergio Marchionne and Richard J. Tobin as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

3c Re-appointment of Mina Gerowin (voting item)

3d Re-appointment of Suzanne Heywood (voting item)

3e Re-appointment of Léo W. Houle (voting item)

3f Re-appointment of Peter Kalantzis (voting item)

3g Re-appointment of John B. Lanaway (voting item)

3h Re-appointment of Silke C. Scheiber (voting item)

3i Re-appointment of Guido Tabellini (voting item)

3j Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

3k Re-appointment of Jacques Theurillat (voting item)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Mina Gerowin, Suzanne Heywood, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Silke C. Scheiber, Guido Tabellini, Jacqueline A. Tammenoms Bakker and Jacques Theurillat as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4:  Replacement of the existing delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company (voting item)

In January 2016, implementing the relevant authorization granted to the Board at the 2015 Annual General Meeting of shareholders to acquire common shares in its own capital, the Company announced the launch of a buyback program (the “Program”) to repurchase on the MTA, from time to time, up to $300 million in common shares. Further information about the Program and up-to-date details of the repurchase activity are available in a dedicated section on the CNH Industrial website (www.cnhindustrial.com). Considering the fact that the authorization would expire on October 14, 2016, it was replaced at the 2016 Annual General Meeting of shareholders by a new authorization for a period expiring on October 14, 2017.

In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the Program, and considering the fact that the current authorization expires on October 14, 2017, the Board presents a proposal to replace the existing authority by a new authorization to acquire common shares in its own capital through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months from the date of the 2017 Annual General Meeting of shareholders and therefore up to and including October 13, 2018, such in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 14, 2017 and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

It is proposed to make the above-mentioned authorization available to the Board. However, for the avoidance of doubt, should the proposal be approved, such authorization would place no obligation on the Company to acquire its shares.

Item 5.  Amendment to the non-executive Directors’ Compensation Plan and consequent amendment of the remuneration policy (voting item)

The remuneration of non-executive directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan (“DCP”) and is included in the remuneration policy. Pursuant to the current DCP, the non-executive directors elect quarterly which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial N.V. or options to purchase common shares. Remuneration of non-executive directors is fixed and not dependent on the Company’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any Company incentive plans.

To better align the DCP with the best practices of Dutch public companies, the Board proposes that the DCP be amended such that all compensation paid to non-executive directors be paid only in cash.

It is also proposed that the above amendment be reflected in the remuneration policy.

Item 6:  Close of meeting

The chairman of the meeting will close the Annual General Meeting of shareholders. Final greetings.

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.